EXHIBIT 99.1

New Found Gold Announces Results of Phase III Metallurgical Test Work:
Confirms Keats West Zone Gold Recovery;

Files Technical Report for the Queensway Gold Project

Vancouver, BC, September 2, 2025 – New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results of a Phase III Metallurgical Testing Program (the “Program”) on the Company’s 100% owned Queensway Gold Project (“Queensway” or the “Project”), located in Newfoundland and Labrador, Canada. The Program included test work on newly collected samples from the Keats West zone (”Keats West”), and previously tested samples from Keats, Golden Joint, Lotto and Iceberg zones, with a primary focus on Keats West.

Highlights:

•	Keats West master composite sulphide samples produced a gold concentrate with an average 89.2% overall recovery, confirming the recovery used in the preliminary economic assessment (“PEA”)[1].
•	The Program has confirmed production of a saleable gold concentrate and flowsheet presented in the PEA.
•	Average recoveries of 87% were achieved from rougher stage flotation on select low grade samples from the Keats, Golden Joint, Lotto and Iceberg zones initially tested in Phases I and II of the Queensway metallurgical testing program[2], with further work planned.
•	Additional Feasibility Study level metallurgical test work is planned, including sensor-based sorting, comminution, mineralogy, gravity, cyanidation leaching, flotation, equipment sizing tests, with results expected in H2/26.

Keith Boyle, Chief Executive Officer, commented: "We are pleased with the results of the most recent phase of metallurgical test work at Queensway, which confirms high gold recovery to a saleable gold concentrate from Keats West and the flowsheet outlined in the recently released Queensway PEA. The next round of metallurgical test work, which is planned to commence Q4 2025 will support the Queensway Feasibility Study.”

Program Overview

The Program commenced in late 2024 and focused on master composites from Keats West, with the re-evaluation of select low grade samples from the Keats, Golden Joint, Lotto and Iceberg zones (Figures 1-3).

All metallurgical laboratory test work was carried out by Base Metallurgical Laboratory Ltd. (“Base Metallurgical”), a part of the Intertek Group plc (“Intertek”), in Kamloops, British Columbia. A mineralogical gold deportment study in support of the Program was completed by the Advanced Mineral Technology Laboratory (“AMTEL”). A summary of this work and key findings are outlined below. Base Metallurgical, Intertek and AMTEL are independent of the Company.

1 See the New Found Gold news release dated July 21, 2025.

2 See the New Found Gold news releases dated April 3, 2024, and November 1, 2024.

QUEENSWAY GOLD PROJECT
QWN AFZ PLAN MAP
PROPERTY BOUNDARY
GLENWOOD SHEAR ZONE
LOTTO
LOTTO 2
LOTTO 1
KEATS-BASELINE FAULT ZONE?
GOLDEN JOINT
GOLDEN JOINT 1
GOLDEN JOINT 2
KEATS-BASELINE FAULT ZONE
KEATS WEST
APPLETON FAULT ZONE
ICEBERG 10
ICEBERG 9
ICEBERG 8
ICEBERG 7
ICEBERG 6
ICEBERG 5
ICEBERG 4
ICEBERG 3
ICEBERG 2
ICEBERG 1
ICEBERG EAST
ICEBERG
KEATS WEST 1
KEATS WEST 2
KEATS MAIN 5
KEATS MAIN 4
KEATS
KEATS MAIN 3
KEATS MAIN 2
KEATS MAIN 1
Reported MET Drill Hole
Previously Released MET Drill Hole
Previously Released Drill Holes
Reported MET Section
Previously Released MET Section
Appleton Fault Zone
Deformation Zone
Au Vein / Fault
Property Boundary
Trans-Canada Highway
0
250
500 m

Figure 1. Plan view map showing the metallurgical testing cross sections Keats West 1 and Keats West 2 from the Program.

Figure 2. Keats West 1 cross section showing diamond drill holes selected for metallurgical testing; black bars represent metallurgical testing intervals.

Figure 3. Keats West 2 cross section showing diamond drill holes selected for metallurgical testing; black bars represent metallurgical testing intervals.

Keats West

The primary focus of the Program was to test mineralized sulphide samples from Keats West. Figures 1 to 3 show the type sections for the diamond drill core intervals that were selected for testing to obtain an unbiased representative variability of gold grades across this zone.

Approximately 660 meters of drill core with a combined weight of 2,700 kilograms and comprising 68 variability composites was selected for the Keats West test work. Three master composites, namely Keats West Weak, Keats West Moderate and Keats West Strong, were assembled according to the visibly determined carbon content in the variability composite samples. Visible indications of total organic carbon (“TOC”) include the colour of the core, the amount of sooty carbon transferred when handling the core and the competency of the core.

The appropriate treatment flowsheet is via gravity gold recovery and flotation of gravity tails to produce a saleable gold concentrate, confirming the flowsheet presented in the Queensway PEA (Figure 4).

Figure 4: Queensway PEA processing flowsheet.

Mineralogical Gold Deportment Study

A mineralogical gold deportment study in support of the Program was conducted on the Keats West Weak master composite, and on a blend of the Keats West Moderate and Keats West Strong (the “Keats West Mod/Strong”) master composites. The key findings from this portion of the Program are:

•	The rock mineral assemblage was essentially the same in all tested Queensway master composites from the Keats, Lotto, and Iceberg zones, with mineralogy dominated by quartz, illite, chlorite, albite, with minor carbonate and rutile. Visually, the Keats West Weak and Keats West Mod/Strong samples contained notably lower feldspar contents.

•	The TOC assay for the Keats West Mod/Strong material had a higher carbonaceous matter content (0.33% TOC); flotation was added to the flowsheet to improve recovery.
•	The sulphide mineralogy was dominated by pyrite and arsenopyrite in all mineralized materials tested. The total sulphide contents were similar in all study samples, with the Keats West Weak sample containing the highest arsenopyrite content (1.25 weight percent arsenopyrite).
•	Submicroscopic gold is a minor contributor to gold grade in the samples, except in the Keats West Weak sample where it accounted for 49% of the gold. The importance of submicroscopic gold in the Keats West Weak sample was partly due to the lower overall gold content of this material, and the relatively high arsenopyrite content, where arsenopyrite is enriched in solid solution gold.

Metallurgical Test Results

Comminution tests were completed on the three master composites. The tests included the semi-autogenous grinding (“SAG”) mill comminution (“SMC”) breakage test to determine A x b values, Bond Ball Mill Test (“BWi”), Bond Rod Mill Test (“RWi”), and Bond Abrasion (“Ai”). The Keats West Weak SMC index was 70.5 and the Keats West Moderate SMC index was 52.8. BWi values were 18.4 to 18.7 kWh/t and were above the range of the values from the Keats, Lotto and Iceberg zones, which ranged from 16.9 kWh/t to 18.3 kWh/t. The comminution tests confirm the current PEA crushing and SAG/Ball mill flowsheet (Figure 4).

The three master composites were subjected to a series of tests to evaluate a flowsheet consisting of gravity recovery followed by sulphide flotation of gravity tails with rougher concentrate regrind and two stages of cleaners. Overall gold recoveries were 86% to 96% with an average of 89.2%, confirming the slightly more conservative 88% flotation stage recovery used for Keats West in the PEA. The average gold and arsenic content in concentrate was 37.9 g/t Au and 3.1% As respectively and is therefore considered saleable. Results from the Program are summarized in Table 1.

Table 1. Keats West Master Composites - Flotation Results (Lock Cycle Tests).

Sample	Calculated Head Grade	Overall Gold Recovery	Concentrate Grade	Concentrate Grade
	(Au g/t)	(Au %)	(Au g/t)	(As %)
Keats West Weak	4.33	85.6	40.6	4.2
Keats West Moderate	3.63	86.2	47.1	4.2
Keats West Strong	10.2	95.9	26.0	0.9
Average	6.1	89.2	37.9	3.1

Keats, Golden Joint, Lotto, and Iceberg zones

Samples from the Keats, Golden Joint, Lotto and Iceberg zones tested in Phases I and II of the Queensway metallurgical testing program received additional test work in the Program, with a focus on further optimization to increase recoveries.

Select lower grade variability composites (approximately less than 3 grams of gold per tonne “g/t Au”) with elevated concentrations of sulphides (1-2% S; greater than 2,000 ppm As) from the Keats, Golden Joint, Lotto, and Iceberg zones tested as part of the Phase 1 metallurgical test work program were retested using a gravity-flotation flowsheet. Samples were subjected to gravity, rougher flotation of gravity tails and leaching of rougher concentrate. In most cases this improved overall gold recoveries compared to previous gravity-CIL tests.

Average recoveries of 87% were achieved from rougher stage flotation. It is noted that cleaner flotation and optimization work was not completed and will be tested in the next stage of metallurgical test work.

The results of this work support a gravity-flotation flowsheet to treat this material as outlined in the Queensway PEA.

Next Steps

The Company is currently planning additional metallurgical test work, consisting of a Feasibility Study level metallurgical program, with results expected in H2/26. This work is being conducted by Base Metallurgical.

The overall scope of the next phase of work includes:

•	Establishment of geometallurgical models,
•	Complete variability test work across main mineralized zones,
•	Continue to establish a gravity/CIL flowsheet and leaching conditions for plant design,
•	Continue to establish a gravity/gold flotation flowsheet for sulphide-associated mineralization that does not respond well to cyanidation gold extraction,
•	Comminution variability test work, including bond ball and rod work indices, SMC tests and abrasion tests,
•	Environmental related tests, including acid-base-accounting and humidity cell.

Technical Report

The Company has filed the technical report for the PEA for Queensway titled “NI 43-101 Technical Report for the Queensway Gold Project, Newfoundland and Labrador, Canada” dated September 2, 2025 (the “Technical Report”).

The Technical Report was prepared by SLR Consulting (Canada) Ltd. (“SLR”) in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards and Canadian National Instrument 43-101 (“NI 43-101”), as announced in the Company’s news release dated July 21, 2025.

The Technical Report has been filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and can also be found on New Found Gold’s website at www.newfoundgold.ca.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Neil Lincoln, P.Eng., Consulting Metallurgist at Lincoln Metallurgical Inc, and a Qualified Person as defined under National Instrument 43-101. Mr. Lincoln is independent of the Company and consents to the publication of this press release, by New Found Gold. Mr. Lincoln certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found Gold is a well-financed advanced-stage exploration company that holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed an initial mineral resource estimate and PEA at Queensway (see New Found Gold news releases dated March 24, 2025 and July 21, 2025 ).

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,450 ha project that covers a 110 km strike extent along two prospective fault zones.

New Found Gold has a new management team in place, a solid shareholder base, which includes an approximately 23.1% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

Keith Boyle, P.Eng.
Chief Executive Officer
New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.
Vice President, Communications and Corporate Development
Phone: +1 (416) 910-4653
Email: contact@newfoundgold.ca

Follow us on social media at
https://www.linkedin.com/company/newfound-gold-corp
https://x.com/newfoundgold

Acknowledgements

New Found Gold acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

The PEA is preliminary in nature, it included inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized.

Forward-Looking Statement Cautions

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the results of the Program and the interpretation of such results; further metallurgical test work and the scope and timing thereof; the PEA; exploration, drilling and mineralization on Queensway; the initial mineral resource estimate; a potential Feasibility Study; the interpretation of drilling and assay results, the extent of mineralization and the discovery of zones of high-grade gold mineralization; future exploration and the focus and timing of same; the merits of the Queensway Project; and future press releases by the Company. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete its planned studies and programs and the results and timing thereof, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.